July 10, 2009
VIA TELEFAX AND UPS OVERNIGHT
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities
     and Exchange Commission
100 F. St. Street, NE

Washington, DC 20549

Re:	Sunair Services Corporation Form 10-K for the year ended September 30, 2007 Filed 01/15/08 Form 10-K for the year ended September 30, 2008 Filed 01/13/09 File No. 001-04334
Dear Ms. van Doorn:
     This letter is in response to your letter to Mr. Jack Ruff, our Chief Executive Officer and President, dated June 10, 2009. Your letter requested a response from Sunair Services Corporation (“Sunair”) within ten business days, on or before June 24, 2009. However, pursuant to a phone call to Ms. Barberich, followed by a written filed request, we were given an extension to file no later than July 10, 2009. Attached, please find our response. Please note that the format of the response first sets out the comments from the June 10th letter and then provides Sunair’s response.
     We look forward to working with you in answering any further questions or comments that you may have with respect to our response. Should you have any questions or further comments regarding Sunair’s response, please contact the undersigned at (561) 208-7400 office or (407) 948-3317 cell. If you wish to correspond via mail our new address is 1350 E Newport Center Drive, Suite 201, Deerfield Beach, FL 33442.

Very truly yours, /s/ Edward M. Carriero, Jr. Edward M. Carriero, Jr. Chief Financial Officer

cc: Jack Ruff, CEO

Ms. Linda van Doorn
July 10, 2009

Note 1 — Business Activity and Summary of Significant Accounting Policies, page 35
1.     We note your response to our comments and your revised analysis; however, we continue to question the reasonableness of the valuation of your Middleton reporting unit, particularly your assumptions regarding sales growth used in your cash flow scenarios and the weighting of your market capitalization method.
•	You state that although your year-to-date revenues are short of your projections and also your previous year revenues, you believe that your sales growth assumptions are appropriate since you have offset your lower revenues with reduced expenses; however, it does not appear reasonable to us to use such sales growth assumptions since your revenues do not support the growth rates and it is unlikely that expense reduction will be sufficient to offset sales growth shortfall. Furthermore, we note that the results of your revised analysis show only a slight excess of the fair value of the Middleton Unit over the carrying value which indicates that your cash flow scenarios are very sensitive to any changes in your assumptions. Since we continue to question the reasonableness of your assumptions and especially due to the sensitivity of those assumptions, we believe that you should further revise your cash flow analyses.

•	Secondly, although we note that you are a smaller capitalized company with a thin trading volume, your market capitalization continues to be significantly below your book value and should be given greater weighting in your fair value analysis. Please revise accordingly.
     Company Response: The Company supplementally advises the Staff the following:
•	We revised our analysis to reflect updated income/expense projections based on the information we have available today which are actual results through June 30, 2009. We adjusted the revenues and growth projections to reflect the shortfall in revenues and we adjusted the expenses and expense projections to reflect the expense reductions. The revised cash flow scenario indicated that the cash flow used in the DCF model was greater than what we had originally projected. For the quarter ended June 30, 2009, the original DCF model projected EBITDA of 13% of revenues compared to actual EBITDA results for the same quarter of 18% of revenues. We experienced a reduction in revenues of $6.6 million or 14.6% for the nine months ended June 30, 2009 as compared to our financial projections for the same period. While we experienced a shortfall in revenues it was more than offset by expense reductions of approximately $7.1 million or 17.9% as compared to our financial projections for the same period. As we have indicated in our previous responses our year to date results through June 30, 2009 reflect greater cash flow and EBITDA than we had originally projected. Although it would not be appropriate to use hindsight in revising the projections that we developed at

Ms. Linda van Doorn
July 10, 2009

September 30, 2008, if we did make revisions to reflect what we know today the cash flows generated would be greater and the income approach would result in a greater estimated fair value of the reporting unit. Furthermore, we have revised our cash flow scenarios a number of times in response to the Staff comments and have reduced our sales growth assumptions. In all cases the cash flows generated have been greater than what we had originally used. This is an important fact as the cash flows is the critical element in our DCF model and therefore if the cash flows are greater then the results of the income approach are greater than originally calculated using the existing projections. Thus, we continue to conclude that as of September 30, 2008 our goodwill was not impaired.

We agree with the Staff that the results of our revised analysis show only a slight excess of the fair value of the Middleton Unit over the carrying value which indicates that our cash flow scenarios are very sensitive to any changes in your assumptions. However, it is important to note that the revised analysis is the most conservative model that we would use. This analysis reflects a 5% allocation to market capitalization and as we have stated a number of times we do not believe that market capitalization is indicative of our estimated fair value and the model that we would support would reflect a lower allocation percentage for the market capitalization approach.

•	We continue to believe that the Company’s market capitalization is significantly understated due to various factors, including but not limited to, the Company’s thin trading volume and general stock market condition for small cap companies. However, in our industry, market capitalization is not the method that is commonly used by buyers or investors to value companies. Potential buyers and investors focus on either multiples of trailing 12 months of revenue or a multiple of EBITDA of the target company to arrive at an enterprise value for a company. Interested investors and buyers are looking at companies such as ours for the recurring cash flow. The market capitalization approach is a model that we believe is not indicative of our fair value as this is not a valuation model that is used in our industry for acquisition purposes. In addition, there continues to be extreme volatility in the stock markets. The volatility in the markets is apparent in our stock price. During the quarter ended June 30, 2009 our stock went from as low as $1.63 in April 2009 to as high as $2.55 in June 2009, a 56% increase in a three month period. Volatility is a signal of the level of anxiety in the market and thus can impact the price of the company’s stock dramatically without there being substantive changes in the company’s business model to warrant dramatic changes in the stock price. Therefore, we continued to apply a low weighting factor to this approach in our valuation model.
     We also provide to the Staff the following statements made by the Company:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

Ms. Linda van Doorn
July 10, 2009

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.